Exhibit 19

April 27, 2012

Dear Shareholder,

We are very pleased to report recent action taken by Botetourt Bankshares, Inc.’s Board of Directors, which positively impacts our Company in many ways. On April 5, 2012, President Obama signed the Jumpstart Our Business Startups Act (the “JOBS Act”) into law. Many of the reforms included in the bill were aimed to reduce regulatory burdens affecting smaller companies. Among the provisions of the JOBS Act was raising the shareholder threshold requiring mandatory Securities and Exchange Corporation (“SEC”) registration from 500 holders of record to 2,000 and also raising the shareholder threshold for deregistration from 300 to 1,200 shareholders. With 944 shareholders, our Company qualified for deregistration, along with approximately 500 community banks throughout our nation.

At the April 25, 2012 meeting of the Company, the Board of Directors unanimously voted to deregister from the SEC. The advantages and benefits to smaller companies, such as Botetourt Bankshares, Inc., are numerous and far outweigh the burdens and costs of being an SEC registrant. It is estimated that your Company will realize hard dollar cost savings in excess of $100,000 annually, from reduced audit, legal and regulatory filing expenses, as well as reduced labor cost, which will enable both Bank of Botetourt and the Company to focus more on true community banking projects and activities. We anticipate our required regulatory filings with the SEC to cease around July 25, 2012, following the required 90 day waiting period. Going forward, you will still receive a proxy statement, annual report, and periodic communication.

Both management and your Board of Directors expect a smooth and uneventful transition for our shareholders as a result of this beneficial decision. We remain committed to “Taking Care of You” as shareholders and appreciate your continued support of Botetourt Bankshares, Inc. and community banking.

Sincerely,

H. Watts Steger, III	G. Lyn Hayth, III	Michelle A. Crook
Chairman & CEO	President & CEO	Senior Vice President &
Botetourt Bankshares, Inc.	Bank of Botetourt	Chief Financial Officer